Filed Pursuant to Rule 424(b)(3)
Registration No. 333-141603
PROSPECTUS
3,579,715 Shares of Common Stock
Harmonic Inc.

     This prospectus relates to the resale of up to 3,579,715 shares of our common stock by the selling stockholders identified in this prospectus. The shares that may be resold by the selling stockholders pursuant to this prospectus were originally issued by us to the selling stockholders in connection with our acquisition of the video networking software business of Entone Technologies, Inc. under an agreement and plan of merger.
     The selling stockholders identified in this prospectus may sell the shares from time to time in public transactions or in privately negotiated transactions, without limitation, at market prices prevailing at the time of sale or at negotiated prices. The timing and amount of any sale are within the sole discretion of the selling stockholders.
     The selling stockholders will receive all of the net proceeds from the sales of the shares of our common stock. These selling stockholders will pay all selling commissions, if any, applicable to the sale of the shares of our common stock. We will not receive any proceeds from the sale of the shares.
     Our common stock is listed on the NASDAQ Global Market under the symbol “HLIT.” On June 28, 2007, the last reported sale price of our common stock on the NASDAQ Global Market was $8.47 per share.

     Investing in our common stock involves risks. You should carefully read and consider the information contained in the section of this prospectus entitled “Risk Factors” beginning on page 5 before investing in our common stock.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
This prospectus is dated June 29, 2007

     Unless stated otherwise, references in this prospectus to “Harmonic,” “Company,” “we,” “us,” “its” or “our” refer to Harmonic Inc., a Delaware corporation, and its subsidiaries.
     Each trademark, trade name or service mark of any other company appearing in this prospectus belongs to its holder.
     You should rely only on the information contained in or incorporated by reference into this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus is not an offer to sell, nor is it seeking an offer to buy, the shares offered by this prospectus in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the shares of common stock offered hereby.

RECENT DEVELOPMENTS
     On December 8, 2006, we completed our previously announced acquisition of the video networking software business of Entone Technologies, Inc., a Delaware corporation (the “Acquisition”), pursuant to the Agreement and Plan of Merger dated August 21, 2006, and amended as of November 29, 2006 (the “Merger Agreement”), by and among Harmonic, Entone Technologies, Inc. (“Entone”), Edinburgh Acquisition Corporation, Entone, Inc., Entone Technologies (HK) Limited, and with respect to certain sections thereof, Jim Jones, as stockholder representative, and U.S. Bank, National Association, as escrow agent.
     Under the terms of the Merger Agreement, we paid an aggregate of approximately $26.2 million in cash and issued 3,579,715 shares of our common stock, par value $0.001 per share, in exchange for all of the issued and outstanding capital stock of Entone. Of the cash consideration paid by Harmonic in connection with the Acquisition, $7.75 million is being held in escrow for at least eighteen (18) months following the closing of the Acquisition to satisfy certain indemnification obligations of Entone and its stockholders.
     As contemplated by the Merger Agreement, prior to the completion of the Acquisition, Entone spun out its consumer premise equipment business to its then-existing stockholders.
     The solutions offered by the Entone video networking software business acquired by Harmonic facilitate the provisioning of personalized video services including video-on-demand (VOD), network personal video recording (nPVR), time-shifted television and targeted advertisement insertion.

SUMMARY
     This summary highlights selected information about us and this offering. This summary is not complete and may not contain all of the information that is important to you. We encourage you to read this prospectus, including the information under the caption “Risk Factors” and the information we incorporate by reference, in its entirety.
Harmonic Inc.
OVERVIEW
     We design, manufacture and sell products and systems that enable network operators to efficiently deliver broadcast and on-demand video services that include digital video, video-on-demand (VOD) and high definition television (HDTV) as well as high-speed Internet access and telephony. Historically, the majority of our sales have been derived from sales of video processing solutions and edge and access systems to cable television operators. We also provide our video processing solutions to direct broadcast satellite (DBS) operators and to telephone companies, or telcos, that offer video services to their customers.
INDUSTRY OVERVIEW
     Demand for Broadband and Digital Video Services
     The delivery to subscribers of television programming and Internet-based information and communication services is converging, driven in part by advances in technology and in part by changes in the regulatory and competitive environment. Viewers of video increasingly seek a more personalized and dynamic video experience which can be delivered to a variety of devices ranging from wide-screen high definition TV sets to mobile telephones. Today, there are a number of developing trends which impact the broadcasting and television business and that of our service provider customers who deliver video programming. These trends include:
     On-Demand Services
     The introduction of digital video recorders and network-based video-on-demand services is leading to changes in the way consumers watch television programming. Consumers are increasingly utilizing “time-shifting” and “ad-skipping” technology. Further advances in technology are likely to accelerate these trends, with cable, satellite and telco operators all announcing initiatives, often in conjunction with network broadcasters, to increasingly personalize subscribers’ video viewing.
     High-Definition Television
     The increasing popularity of HDTV sets and “home theater” equipment is putting pressure on broadcasters and pay-TV providers to offer additional HDTV content and higher quality video signals for both standard and high definition services. A recent report by Kagan Research projected that penetration of HDTV sets into U.S. TV households would reach nearly 30% by the end of 2006.

     Mobile Video
     Several telcos in the U.S. and abroad have launched video service to cellular telephones and other hand-held devices. Certain cable operators have entered into agreements with mobile phone operators that are likely to lead to further expansion of mobile video services.
     New Entrants and Distribution Methods
     Several companies, including Google, Yahoo! and Apple, have recently announced their entry into the video distribution business and enable customers to download video content to personal computers and handheld devices. It is likely that the entry of these companies into the video distribution business will further change traditional video viewing habits and distribution methods.
     These trends are expected to increase the demand from service providers for sophisticated digital video systems and optical network products, which are required to acquire video content from a variety of sources and deliver it to the end-user.
     The market opportunity
     The demand for more bandwidth-intensive video, voice and data content has strained existing communications networks and created bottlenecks, especially in the headends and in the last mile of the communications infrastructure where homes connect to the local network. The construction of new networks or the upgrade and extension of existing networks to facilitate high-speed broadband video, voice and data services requires substantial expenditure and often the replacement of significant portions of the existing infrastructure. The economic success of incumbent and new operators in a competitive environment will depend to a large extent on their ability to offer a choice of attractively priced packages of voice, video and data services to consumers, and to do so with high reliability and easy access to their network. Personalized video services, such as VOD, and the availability of TV sets equipped for HDTV, will require increasing amounts of bandwidth to the home in order to deliver maximum choice and flexibility. In addition, the delivery of live television and downloads to cellular telephones and other mobile devices poses bandwidth and management problems. Compression of video and data to utilize effectively the available bandwidth, the cost-effective management and transport of digital traffic within networks, and the construction of robust fat pipes for distribution of content are all essential elements to the ability of operators to maximize revenue and minimize capital expenditures and operating costs.

PRODUCTS
     Harmonic’s products generally fall into two principal categories, video processing solutions and edge and access products. In addition, we provide network management software and have recently introduced and acquired new application software products. Harmonic also provides technical support services to its customers worldwide. Our video processing solutions provide broadband operators with the ability to acquire a variety of signals from different sources, in different protocols, and to organize, manage and distribute this content to maximize use of the available bandwidth. Our edge products enable cable operators to deliver customized broadcast or narrowcast on-demand services to their subscribers. Our access products, which consist mainly of optical transmission products, node platforms and return path products, allow cable operators to deliver video, data and voice services over their networks.
CUSTOMERS
     We sell our products to a variety of broadband communications companies. Set forth below is a representative list of our significant end-user and integrator/distributor customers based on net sales during 2006.

United States	International
Cablevision Systems	Alcatel	Synergon
Charter Communications	Bell Express Vu	Telindus
Comcast	Capella	T-Systems/Deutsche Telekom
Cox Communications	C-Video Technology
EchoStar	NTL
Tellabs/Verizon	Siemens
Time Warner Cable	Sumitomo/BNMux
     Historically, a majority of our sales have been to relatively few customers, and due in part to the consolidation of ownership of cable television and direct broadcast satellite systems, we expect this customer concentration to continue in the foreseeable future. Net sales to our ten largest customers in the first quarter of 2007, and the fiscal years 2006 and 2005 accounted for approximately 61%, 50% and 54% of net sales, respectively. In the first quarter of 2007, and the fiscal years 2006 and 2005, Comcast accounted for 21%, 12% and 18% of net sales, respectively.
     Sales to customers outside of the U.S. in the first quarter of 2007, and the fiscal years 2006 and 2005 represented 40%, 49% and 40% of net sales, respectively. We expect international sales to continue to account for a substantial portion of our net sales for the foreseeable future.
     Harmonic was initially incorporated in California in June 1988 and reincorporated into Delaware in May 1995. From our acquisition of C-Cube Microsystems’ DiviCom business in 2000 until the end of 2005, Harmonic was organized as two operating divisions, Convergent Systems, or CS, for digital video systems, and Broadband Access Networks, or BAN, for fiber optic systems. Each division had its own management team directing its product development and marketing strategies and its customer service requirements. Effective January 1, 2006, an organizational restructuring combined the Company’s CS division and BAN division into a single segment with financial results reported as a single segment as of the first quarter of 2006. A single sales force, organized geographically, has historically supported the divisions with appropriate product and market specialization as required, and it continues to sell the entire range of products of the Company.
     On December 8, 2006, we completed the acquisition of the video networking software business of Entone Technologies, Inc. The solutions offered by the Entone video networking software business facilitate the provisioning of personalized video services, including VOD, network personal video recording (nPVR), time-shifted television and targeted advertisement insertion.
     Our principal executive offices are located at 549 Baltic Way, Sunnyvale, California 94089. Our telephone number is (408) 542-2500.

RISK FACTORS

      An investment in our common stock offered by this prospectus involves a high degree of risk. Before deciding to invest in our common stock you should carefully consider the risks discussed below, in addition to the other information contained in this prospectus and in our other filings with the Securities and Exchange Commission, or SEC, which are incorporated by reference into this prospectus. The risks and uncertainties discussed below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also affect our business and results of operations. If any of these risks actually materializes, our business, financial condition and results of operations would suffer. In such event, the market price of our common stock could decline, and you may lose all or part of your investment.

We Depend On Cable, Satellite And Telecom Industry Capital Spending For A Substantial Portion Of Our Revenue And Any Decrease Or Delay In Capital Spending In These Industries Would Negatively Impact Our Resources, Operating Results And Financial Condition And Cash Flows.

     A significant portion of Harmonic’s sales have been derived from sales to cable television, satellite and telecommunications operators, and we expect these sales to constitute a significant portion of net sales for the foreseeable future. Demand for our products will depend on the magnitude and timing of capital spending by cable television operators, satellite operators, telephone companies and broadcasters for constructing and upgrading their systems.

     These capital spending patterns are dependent on a variety of factors, including:

■	access to financing;

■	annual budget cycles;

■	the impact of industry consolidation;

■	the status of federal, local and foreign government regulation of telecommunications and television broadcasting;

■	overall demand for communication services and the acceptance of new video, voice and data services;

■	evolving industry standards and network architectures;

■	competitive pressures, including pricing pressures;

■	discretionary customer spending patterns; and

■	general economic conditions.

     In the past, specific factors contributing to reduced capital spending have included:

■	uncertainty related to development of digital video industry standards;

■	delays associated with the evaluation of new services, new standards, and system architectures by many operators;

■	emphasis on generating revenue from existing customers by operators instead of new construction or network upgrades;

■	a reduction in the amount of capital available to finance projects of our customers and potential customers;

■	proposed and completed business combinations and divestitures by our customers and regulatory review thereof;

■	economic and financial conditions in domestic and international markets; and

■	bankruptcies and financial restructuring of major customers.

     The financial difficulties of certain of our customers and changes in our customers’ deployment plans adversely affected our business in recent years. An economic downturn or other factors could also cause additional financial difficulties among our customers, and customers whose financial condition has stabilized may not purchase new equipment at levels we have seen in the past. Financial difficulties among our customers would adversely affect our operating results and financial condition. In addition, industry consolidation has, in the past and may in the future, constrain capital spending among our customers. As a result, we cannot assure you that we will maintain or increase our net sales in the future.

     If our product portfolio and product development plans do not position us well to capture an increased portion of the capital spending of U.S. cable operators, our revenue may decline and our operating results would be adversely affected.

Our Customer Base Is Concentrated And The Loss Of One Or More Of Our Key Customers, Or A Failure To Diversify Our Customer Base, Could Harm Our Business.

     Historically, a majority of our sales have been to relatively few customers, and due in part to the consolidation of ownership of cable television and direct broadcast satellite systems, we expect this customer concentration to continue in the foreseeable future. Sales to our ten largest customers in the first quarter of 2007 and the fiscal years 2006 and 2005 accounted for approximately 61%, 50% and 54% of net sales, respectively. Although we are attempting to broaden our customer base by penetrating new markets such as the telecommunications and broadcast markets and expand internationally, we expect to see continuing industry consolidation and customer concentration due in part to the significant capital costs of constructing broadband networks. For example, Comcast acquired AT&T Broadband in 2002, thereby creating the largest U.S. cable operator, reaching approximately 22 million subscribers. The sale of Adelphia Communications’ cable systems to Comcast and Time Warner Cable has led to further industry consolidation. NTL and Telewest, the two largest cable operators in the UK, completed their merger in 2006. In the DBS market, The News Corporation Ltd. acquired an indirect controlling interest in Hughes Electronics, the parent company of DIRECTV in 2003. News Corporation announced its intention to sell its interest in DIRECTV to Liberty Media in December 2006. In the telco market, AT&T recently completed its acquisition of Bell South.

     In the first quarter of 2007 and the fiscal years 2006 and 2005, sales to Comcast accounted for 21%, 12% and 18%, respectively, of net sales. The loss of Comcast or any other significant customer or any reduction in orders by Comcast or any significant customer, or our failure to qualify our products with a significant customer could adversely affect our business, operating results and liquidity. In this regard, sales to Comcast declined in 2006 compared to 2005, both in absolute dollars and as a percentage of revenues. Furthermore, in the third and fourth quarters of 2005, sales to a distributor for a major telco accounted for 13% of net sales. However, we have not made continuing significant shipments to this telco after the second quarter of 2006, and we do not expect to make continuing significant shipments to this customer in the future. The loss of, or any reduction in orders from, a significant customer would harm our business.

     In addition, historically we have been dependent upon capital spending in the cable and satellite industry. We are attempting to diversify our customer base beyond cable and satellite customers, principally into the telco market. Major telcos have begun to implement plans to rebuild or upgrade their networks to offer bundled video, voice and data services. While we have recently increased our revenue from telco customers, we are relatively new to this market. In order to be successful in this market, we may need to build alliances with telco equipment manufacturers, adapt our products for telco applications, take orders at prices resulting in lower margins, and build internal expertise to handle the particular contractual and technical demands of the telco industry. In addition, telco video deployments are subject to delays in completion, as video processing technologies and video business models are new to most telcos and many of their largest suppliers. Implementation issues with our products or those of other vendors have caused, and may continue to cause delays in project completion for our customers and delay the recognition of revenue by Harmonic. As a result of these and other factors, we cannot assure you that we will be able to increase our revenues from the telco market, or that we can do so profitably, and any failure to increase revenues and profits from telco customers could adversely affect our business.

Our Operating Results Are Likely To Fluctuate Significantly And May Fail To Meet Or Exceed The Expectations Of Securities Analysts Or Investors, Causing Our Stock Price To Decline.

     Our operating results have fluctuated in the past and are likely to continue to fluctuate in the future, on an annual and a quarterly basis, as a result of several factors, many of which are outside of our control. Some of the factors that may cause these fluctuations include:

■	the level and timing of capital spending of our customers, both in the U.S. and in foreign markets;

■	changes in market demand;

■	the timing and amount of orders, especially from significant customers;

■	the timing of revenue recognition from solution contracts which may span several quarters;

■	the timing of revenue recognition on sales arrangements which may include multiple deliverables;

■	the timing of completion of projects;

■	the need to replace revenue from shipments to a distributor for a major telco, which we do not expect to continue at the same level of revenue in 2007 compared to 2006;

■	competitive market conditions, including pricing actions by our competitors;

■	seasonality, with fewer construction and upgrade projects typically occurring in winter months and otherwise being affected by inclement weather;

■	our unpredictable sales cycles;

■	the amount and timing of sales to telcos, which are particularly difficult to predict;

■	new product introductions by our competitors or by us;

■	changes in domestic and international regulatory environments;

■	market acceptance of new or existing products;

■	the cost and availability of components, subassemblies and modules;

■	the mix of our customer base and sales channels;

■	the mix of products sold and the effect it has on gross margins;

■	changes in our operating expenses and extraordinary expenses;

■	the impact of SFAS 123(R), a recently adopted accounting standard which requires us to expense stock options;

■	the impact of FIN 48, a recently adopted accounting standard which requires us to expense potential taxes, penalties and interest;

■	our development of custom products and software;

■	the level of international sales; and

■	economic and financial conditions specific to the cable, satellite and telco industries, and general economic conditions.

     The timing of deployment of our equipment can be subject to a number of other risks, including the availability of skilled engineering and technical personnel, the availability of other equipment such as compatible set top boxes, and our customers’ need for local franchise and licensing approvals.

     In addition, we often recognize a substantial portion of our revenues in the last month of the quarter. We establish our expenditure levels for product development and other operating expenses based on projected sales levels, and expenses are relatively fixed in the short term. Accordingly, variations in timing of sales can cause significant fluctuations in operating results. As a result of all these factors, our operating results in one or more future periods may fail to meet or exceed the expectations of securities analysts or investors. In that event, the trading price of our common stock would likely decline. In this regard, due to a decrease in gross profit percentage in 2005, and lower than expected sales during the first and second quarters of 2006, we failed to meet our internal expectations, as well as the expectations of securities analysts and investors, and the price of our common stock declined, in some cases significantly.

Our Future Growth Depends On Market Acceptance Of Several Emerging Broadband Services, On The Adoption Of New Broadband Technologies And On Several Other Broadband Industry Trends.

     Future demand for our products will depend significantly on the growing market acceptance of several emerging broadband services, including digital video, VOD, HDTV, mobile video services, very high-speed data services and voice-over-IP (VoIP) telephony.

     The effective delivery of these services will depend, in part, on a variety of new network architectures and standards, such as:

■	new video compression standards such as MPEG-4/H.264 for both standard definition and high definition services;

■	FTTP and DSL networks designed to facilitate the delivery of video services by telcos;

■	the greater use of protocols such as IP; and

■	the introduction of new consumer devices, such as advanced set-top boxes and personal video recorders (PVRs).

     If adoption of these emerging services and/or technologies is not as widespread or as rapid as we expect, or if we are unable to develop new products based on these technologies on a timely basis, our net sales growth will be materially and adversely affected.

     Furthermore, other technological, industry and regulatory trends will affect the growth of our business. These trends include the following:

■	convergence, or the desire of certain network operators to deliver a package of video, voice and data services to consumers;

■	the entry of telcos into the video business;

■	growth in HDTV, on-demand services and mobile video;

■	the use of digital video by businesses, governments and educators;

■	efforts by regulators and governments in the U.S. and abroad to encourage the adoption of broadband and digital technologies; and

■	the extent and nature of regulatory attitudes towards such issues as competition between operators, access by third parties to networks of other operators, local franchising requirements for telcos to offer video, and new services such as VoIP.

We Need To Develop And Introduce New And Enhanced Products In A Timely Manner To Remain Competitive.

     Broadband communications markets are characterized by continuing technological advancement, changes in customer requirements and evolving industry standards. To compete successfully, we must design, develop, manufacture and sell new or enhanced products that provide increasingly higher levels of performance and reliability. However, we may not be able to successfully develop or introduce these products if our products:

■	are not cost effective;

■	are not brought to market in a timely manner;

■	are not in accordance with evolving industry standards and architectures;

■	fail to achieve market acceptance; or

■	are ahead of the market.

     We are currently developing and marketing products based on new video compression standards. Encoding products based on the MPEG-2 compression standards have represented a significant portion of the Company’s sales since the acquisition of DiviCom in 2000. New standards, such as MPEG-4/H.264 have been adopted which provide significantly greater compression efficiency, thereby making more bandwidth available to operators. The availability of more bandwidth is particularly important to those DBS and telco operators seeking to launch, or expand, HDTV services. Harmonic has developed and launched products, including HD encoders, based on these new standards in order to remain competitive and is devoting considerable resources to this effort. There can be no assurance that these efforts will be successful in the near future, or at all, or that competitors will not take significant market share in HD encoding. At the same time, Harmonic needs to devote development resources to the existing MPEG-2 product line which its cable customers continue to require.

     Also, to successfully develop and market certain of our planned products for digital applications, we may be required to enter into technology development or licensing agreements with third parties. We cannot assure you that we will be able to enter into any necessary technology development or licensing agreement on terms acceptable to us, or at all. The failure to enter into technology development or licensing agreements when necessary could limit our ability to develop and market new products and, accordingly, could materially and adversely affect our business and operating results.

Broadband Communications Markets Are Characterized By Rapid Technological Change.

     Broadband communications markets are relatively immature, making it difficult to accurately predict the markets’ future growth rates, sizes or technological directions. In view of the evolving nature of these markets, it is possible that cable television operators, telephone companies or other suppliers of broadband wireless and satellite services will decide to adopt alternative architectures or technologies that are incompatible with our current or future products. Also, decisions by customers to adopt new technologies or products are often delayed by extensive evaluation and qualification processes and can result in delays in sales of current products. If we are unable to design, develop, manufacture and sell products that incorporate or are compatible with these new architectures or technologies, our business will suffer.

The Markets In Which We Operate Are Intensely Competitive And Many Of Our Competitors Are Larger And More Established.

     The markets for fiber optics systems and digital video systems are extremely competitive and have been characterized by rapid technological change and declining average selling prices. Pressure on average selling prices was particularly severe during the most recent economic downturn as equipment suppliers competed aggressively for customers’ reduced capital spending. Harmonic’s competitors for fiber optic products include corporations such as Motorola, Cisco Systems and C-Cor. In our video processing and edge and access products, we compete broadly with products from vertically integrated system suppliers including Motorola, Cisco Systems, Tandberg Television and Thomson Multimedia, and in certain product lines with a number of smaller companies. In February 2007, Ericsson launched a bid for Tandberg Television and in April 2007, Ericsson completed its acquisition of Tandberg.

     Many of our competitors are substantially larger and have greater financial, technical, marketing and other resources than Harmonic. Many of these large organizations are in a better position to withstand any significant reduction in capital spending by customers in these markets. They often have broader product lines and market focus and may not be as susceptible to downturns in a particular market. In addition, many of our competitors have been in operation longer than we have and therefore have more long-standing and established relationships with domestic and foreign customers. We may not be able to compete successfully in the future, which may harm our business.

     If any of our competitors’ products or technologies were to become the industry standard, our business could be seriously harmed. For example, new standards for video compression have been introduced and products based on these standards are being developed by Harmonic and certain competitors. If our competitors are successful in bringing these products to market earlier, or if these products are more technologically capable than ours, then our sales could be materially and adversely affected. In addition, companies that have historically not had a large presence in the broadband communications equipment market have begun recently to expand their market share through mergers and acquisitions. The continued consolidation of our competitors could have a significant negative impact on us. Further, our competitors, particularly competitors of our digital and video broadcasting systems business, may bundle their products or incorporate functionality into existing products in a manner that discourages users from purchasing our products or which may require us to lower our selling prices resulting in lower gross margins.

If Sales Forecasted For A Particular Period Are Not Realized In That Period Due To The Unpredictable Sales Cycles Of Our Products, Our Operating Results For That Period Will Be Harmed.

     The sales cycles of many of our products, particularly our newer products and products sold internationally, are typically unpredictable and usually involve:

■	a significant technical evaluation;

■	a commitment of capital and other resources by cable, satellite, and other network operators;

■	time required to engineer the deployment of new technologies or new broadband services;

■	testing and acceptance of new technologies that affect key operations; and

■	test marketing of new services with subscribers.

     For these and other reasons, our sales cycles generally last three to nine months, but can last up to 12 months. If orders forecasted for a specific customer for a particular quarter do not occur in that quarter, our operating results for that quarter could be substantially lower than anticipated. In this regard, our sales cycles with our current and potential satellite and telco customers are particularly unpredictable. Orders may include multiple elements, the timing of delivery of which may impact the timing of revenue recognition. Additionally, our sales arrangements may include testing and acceptance of new technologies where the timing of completion of acceptance testing is difficult to predict and may impact the timing of revenue recognition. Quarterly and annual results may fluctuate significantly due to revenue recognition policies and the timing of the receipt of orders. For example, revenue from two significant customer orders in the third quarter of 2004 was delayed due to these factors until the fourth quarter of 2004, and delays in the completion of certain projects underway with our international telco customers in the second quarter of 2006 and the first quarter of 2007 resulted in lower revenue.

     In addition, a significant portion of our revenue is derived from solution sales that principally consist of and include the system design, manufacture, test, installation and integration of equipment to the specifications of Harmonic’s customers, including equipment acquired from third parties to be integrated with Harmonic’s products. Revenue forecasts for solution contracts are based on the estimated timing of the system design, installation and integration of projects. Because the solution contracts generally span several quarters and revenue recognition is based on progress under the contract, the timing of revenue is difficult to predict and could result in lower than expected revenue in any particular quarter.

We Must Be Able To Manage Expenses And Inventory Risks Associated With Meeting The Demand Of Our Customers.

     If actual orders are materially lower than the indications we receive from our customers, our ability to manage inventory and expenses may be affected. If we enter into purchase commitments to acquire materials, or expend resources to manufacture products, and such products are not purchased by our customers, our business and operating results could suffer. In this regard, our gross margins and operating results have been in the past adversely affected by significant charges for excess and obsolete inventories.

     In addition, the Company must carefully manage the introduction of next generation products in order to balance potential inventory risks associated with excess quantities of older product lines and forecasts of customer demand for new products. For example, in 2005, we wrote down approximately $8.4 million for obsolete and excess inventory, with a major portion of the write-down being the result of product transitions in certain product lines. We also wrote down $1.1 million in 2006 as a result of the end of life of a product line. There can be no assurance that the Company will be able to manage these product transitions in the future without incurring write-downs for excess inventory or having inadequate supplies of new products to meet customer expectations.

We Face Risks Associated With Having Important Facilities And Resources Located In Israel.

     Harmonic maintains a facility in Caesarea in the State of Israel with a total of 69 employees as of March 30, 2007, or approximately 12% of our workforce. The employees at this facility consist principally of research and development personnel. In addition, we have pilot production capabilities at this facility consisting of procurement of subassemblies and modules from Israeli subcontractors and final assembly and test operations. Accordingly, we are directly influenced by the political, economic and military conditions affecting Israel. Any recurrence of the recent conflict in Israel and Lebanon could have a direct effect on our business or that of our Israeli subcontractors, in the form of physical damage or injury, reluctance to travel within or to Israel by our Israeli and foreign employees, or the loss of employees to active military duty. Most of our employees in Israel are currently obligated to perform annual reserve duty in the Israel Defense Forces and several have been called for active military duty recently. In the event that more employees are called to active duty, certain of our research and development activities may be adversely affected and significantly delayed. In addition, the interruption or curtailment of trade between Israel and its trading partners could significantly harm our business. Terrorist attacks and hostilities within Israel, the hostilities between Israel and Hezbollah, and the election of Hamas representatives to a majority of the seats in the Palestinian Legislative Council and the recent conflict between Hamas and Fatah in Gaza have also heightened these risks. We cannot assure you that current tensions in the Middle East will not adversely affect our business and results of operations, and we cannot predict the effect of events in Israel on Harmonic in the future.

We Depend On Our International Sales And Are Subject To The Risks Associated With International Operations, Which May Negatively Affect Our Operating Results.

     Sales to customers outside of the U.S. in the first quarter of 2007 and the fiscal years 2006 and 2005 represented 40%, 49% and 40% of net sales, respectively, and we expect that international sales will continue to represent a meaningful portion of our net sales for the foreseeable future. Furthermore, a substantial portion of our contract manufacturing occurs overseas. Our international operations, the international operations of our contract manufacturers, and our efforts to increase sales in international markets, are subject to a number of risks, including:

■	changes in foreign government regulations and telecommunications standards;

■	import and export license requirements, tariffs, taxes and other trade barriers;

■	fluctuations in currency exchange rates;

■	difficulty in collecting accounts receivable;

■	potential tax issues;

■	the burden of complying with a wide variety of foreign laws, treaties and technical standards;

■	difficulty in staffing and managing foreign operations;

■	political and economic instability; and

■	changes in economic policies by foreign governments.

     Certain of our international customers have accumulated significant levels of debt and have announced during the past three years reorganizations and financial restructurings, including bankruptcy filings. Even if these restructurings are completed, we cannot assure you that these customers will be in a position to purchase new equipment at levels we have seen in the past.

     While our international sales and operating expenses have typically been denominated in U.S. dollars, fluctuations in currency exchange rates could cause our products to become relatively more expensive to customers in a particular country, leading to a reduction in sales or profitability in that country. A significant portion of our European business is denominated in Euros, which may subject us to increased foreign currency risk. Gains and losses on the conversion to U.S. dollars of accounts receivable, accounts payable and other monetary assets and liabilities arising from international operations may contribute to fluctuations in operating results.

     Furthermore, payment cycles for international customers are typically longer than those for customers in the U.S. Unpredictable sales cycles could cause us to fail to meet or exceed the expectations of security analysts and investors for any given period. In addition, foreign markets may not develop in the future. Any or all of these factors could adversely impact our business and results of operations.

Changes In Telecommunications Legislation And Regulations Could Harm Our Prospects And Future Sales.

     Changes in telecommunications legislation and regulations in the U.S. and other countries could affect the sales of our products. In particular, regulations dealing with access by competitors to the networks of incumbent operators could slow or stop additional construction or expansion by these operators. Local franchising and licensing requirements may slow the entry of telcos into the video business. Increased regulation of our customers’ pricing or service offerings could limit their investments and consequently the sales of our products. Changes in regulations could have a material adverse effect on our business, operating results, and financial condition.

Competition For Qualified Personnel, Particularly Management Personnel, Can Be Intense. In Order To Manage Our Growth, We Must Be Successful In Addressing Management Succession Issues And Attracting And Retaining Qualified Personnel.

     Our future success will depend, to a significant extent, on the ability of our management to operate effectively, both individually and as a group. We must successfully manage transition and replacement issues that may result from the departure or retirement of members of our senior management. For example, in May 2006 we announced that our then Chairman, President and Chief Executive Officer, Anthony J. Ley, had retired from his position as President and Chief Executive Officer effective immediately, and that he was being succeeded by our then Executive Vice President, Patrick J. Harshman. In addition, in November 2006, we announced that our Senior Vice President of Operations and Quality, Israel Levi, retired from his position and was succeeded by Charles Bonasera as Vice President of Operations. We cannot assure you that transitions of management personnel will not cause disruption to our operations or customer relationships, or a decline in our financial results.

     In addition, we are dependent on our ability to retain and motivate high caliber personnel, in addition to attracting new personnel. Competition for qualified management, technical and other personnel can be intense, and we may not be successful in attracting and retaining such personnel. Competitors and others have in the past and may in the future attempt to recruit our employees. While our employees are required to sign standard agreements concerning confidentiality and ownership of inventions, we generally do not have employment contracts or non-competition agreements with any of our personnel. The loss of the services of any of our key personnel, the inability to attract or retain qualified personnel in the future or delays in hiring required personnel, particularly senior management and engineers and other technical personnel, could negatively affect our business.

Recent Regulations Related To Equity Compensation Could Adversely Affect Earnings, Affect Our Ability To Raise Capital And Affect Our Ability To Attract And Retain Key Personnel.

     Since our inception, we have used stock options as a fundamental component of our employee compensation packages. We believe that our stock option plans are an essential tool to link the long-term interests of stockholders and employees, especially executive management, and serve to motivate management to make decisions that will, in the long run, give the best returns to stockholders. The Financial Accounting Standards Board (FASB) issued FAS 123(R) that requires us to record a charge to earnings for employee stock option grants and employee stock purchase plan rights for all periods from January 1, 2006. This standard has negatively impacted and will continue to negatively impact our earnings and may affect our ability to raise capital on acceptable terms. For the first quarter ended March 30, 2007, stock-based compensation expense recognized under SFAS 123(R) was $1.2 million, which consisted of stock-based compensation expense related to employee equity awards and employee stock purchases.

     In addition, regulations implemented by NASDAQ requiring stockholder approval for all stock option plans could make it more difficult for us to grant options to employees in the future. To the extent that new accounting standards make it more difficult or expensive to grant options to employees, we may incur increased compensation costs, change our equity compensation strategy or find it difficult to attract, retain and motivate employees, each of which could materially and adversely affect our business.

We Are Exposed To Additional Costs And Risks Associated With Complying With Increasing And New Regulation Of Corporate Governance And Disclosure Standards.

     We are spending an increased amount of management time and external resources to comply with changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, SEC regulations and NASDAQ rules. Particularly, Section 404 of the Sarbanes-Oxley Act requires management’s annual review and evaluation of our internal control over financial reporting, and attestation of the effectiveness of our internal control over financial reporting by management and the Company’s independent registered public accounting firm in connection with the filing of the annual report on Form 10-K for each fiscal year. We have documented and tested our internal control systems and procedures and have made improvements in order for us to comply with the requirements of Section 404. This process required us to hire additional personnel and outside advisory services and has resulted in significant additional expenses. While our assessment of our internal control over financial reporting resulted in our conclusion that as of March 30, 2007, our internal control over financial reporting was effective, we cannot predict the outcome of our testing in future periods. If we conclude in future periods that our internal control over financial reporting is not effective or if our independent registered public accounting firm is unable to provide an unqualified opinion as of future year-ends, investors may lose confidence in our financial statements, and the price of our stock may suffer.

We May Need Additional Capital In The Future And May Not Be Able To Secure Adequate Funds On Terms Acceptable To Us.

     We have generated substantial operating losses since we began operations in June 1988. We have been engaged in the design, manufacture and sale of a variety of broadband products since inception, which has required, and will continue to require, significant research and development expenditures. As of March 30, 2007 we had an accumulated deficit of $1.9 billion. These losses, among other things, have had and may have an adverse effect on our stockholders’ equity and working capital.

     We believe that our existing liquidity sources will satisfy our cash requirements for at least the next twelve months including our contractual obligation to invest $2.5 million in Entone’s CPE business, and final settlement and payment of C-Cube’s pre-merger liabilities. However, we may need to raise additional funds if our expectations are incorrect, to fund our operations, to take advantage of unanticipated strategic opportunities or to strengthen our financial position. In April 2005, we filed a registration statement on Form S-3 with the SEC. Pursuant to this registration statement on Form S-3, which has been declared effective by the SEC, we are able to issue registered common stock, preferred stock, debt securities and warrants to purchase common stock from time to time, up to an aggregate of approximately $200 million, subject to market conditions and our capital needs. Our ability to raise funds may be adversely affected by a number of factors relating to Harmonic, as well as factors beyond our control, including conditions in capital markets and the cable, telecom and satellite industries. There can be no assurance that such financing will be available on terms acceptable to us, if at all.

     In addition, we actively review potential acquisitions that would complement our existing product offerings, enhance our technical capabilities or expand our marketing and sales presence. Any future transaction of this nature could require potentially significant amounts of capital to finance the acquisition and related expenses as well as to integrate operations following a transaction, and could require us to issue our stock and dilute existing stockholders. If adequate funds are not available, or are not available on acceptable terms, we may not be able to take advantage of market opportunities, to develop new products or to otherwise respond to competitive pressures.

     We may raise additional financing through public or private equity offerings, debt financings or additional corporate collaboration and licensing arrangements. To the extent we raise additional capital by issuing equity securities, our stockholders may experience dilution. To the extent that we raise additional funds through collaboration and licensing arrangements, it may be necessary to relinquish some rights to our technologies or products, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we will not be able to continue developing our products.

If Demand For Our Products Increases More Quickly Than We Expect, We May Be Unable To Meet Our Customers’ Requirements.

     If demand for our products increases, the difficulty of accurately forecasting our customers’ requirements and meeting these requirements will increase. For example, we had insufficient quantities of certain products to meet customer demand late in the second quarter of 2006 and, as a result, our revenues were lower than internal and external expectations. Forecasting to meet customers’ needs and effectively managing our supply chain is particularly difficult in connection with newer products. Our ability to meet customer demand depends significantly on the availability of components and other materials as well as the ability of our contract manufacturers to scale their production. Furthermore, we purchase several key components, subassemblies and modules used in the manufacture or integration of our products from sole or limited sources. Our ability to meet customer requirements depends in part on our ability to obtain sufficient volumes of these materials in a timely fashion. Also, in recent years, in response to lower net sales and the prolonged economic recession, we significantly reduced our headcount and other expenses. As a result, we may be unable to respond to customer demand that increases more quickly than we expect. If we fail to meet customers’ supply expectations, our net sales would be adversely affected and we may lose business.

We Purchase Several Key Components, Subassemblies And Modules Used In The Manufacture Or Integration Of Our Products From Sole Or Limited Sources, And We Are Increasingly Dependent On Contract Manufacturers.

     Many components, subassemblies and modules necessary for the manufacture or integration of our products are obtained from a sole supplier or a limited group of suppliers. For example, we depend on a small private company for certain video encoding chips which are incorporated into several new products. Our reliance on sole or limited suppliers, particularly foreign suppliers, and our increased reliance on subcontractors involves several risks, including a potential inability to obtain an adequate supply of required components, subassemblies or modules and reduced control over pricing, quality and timely delivery of components, subassemblies or modules. In particular, certain optical components have in the past been in short supply and are available only from a small number of suppliers, including sole source suppliers. While we expend resources to qualify additional component sources, consolidation of suppliers in the industry and the small number of viable alternatives have limited the results of these efforts. We do not generally maintain long-term agreements with any of our suppliers. Managing our supplier and contractor relationships is particularly difficult during time periods in which we introduce new products and during time periods in which demand for our products is increasing, especially if demand increases more quickly than we expect. Furthermore, from time to time we assess our relationship with our contract manufacturers. In 2003, we entered into a three-year agreement with Plexus Services Corp. as our primary contract manufacturer. This agreement has automatic annual renewals unless prior notice is given and has been renewed until October 2007.

     Difficulties in managing relationships with current contract manufacturers could impede our ability to meet our customers’ requirements and adversely affect our operating results. An inability to obtain adequate deliveries or any other circumstance that would require us to seek alternative sources of supply could negatively affect our ability to ship our products on a timely basis, which could damage relationships with current and prospective customers and harm our business. We attempt to limit this risk by maintaining safety stocks of certain components, subassemblies and modules. As a result of this investment in inventories, we have in the past and in the future may be subject to risk of excess and obsolete inventories, which could harm our business, operating results, financial position and liquidity. In this regard, our gross margins and operating results in the past were adversely affected by significant excess and obsolete inventory charges.

Cessation Of The Development And Production Of Video Encoding Chips By C-Cube’s Spun-off Semiconductor Business May Adversely Impact Us.

     Our DiviCom business, which we acquired in 2000, and the C-Cube semiconductor business (acquired by LSI Logic in June 2001) collaborated on the production and development of two video encoding microelectronic chips prior to our acquisition of the DiviCom business. In connection with the acquisition, Harmonic and the spun-off semiconductor business of C-Cube entered into a contractual relationship under which Harmonic has access to certain of the spun-off semiconductor business technologies and products on which the DiviCom business depends for certain product and service offerings. The current term of this agreement is through October 2007, with automatic annual renewals unless terminated by either party in accordance with the agreement provisions. If the spun-off semiconductor business is not able to or does not sustain its development and production efforts in this area, our business, financial condition, results of operations and cash flow could be harmed.

We Need To Effectively Manage Our Operations And The Cyclical Nature Of Our Business.

     The cyclical nature of our business has placed, and is expected to continue to place, a significant strain on our personnel, management and other resources. We reduced our work force by approximately 44% between December 31, 2000 and December 31, 2003 due to reduced industry spending and demand for our products. If demand for products increases significantly, we may need to increase our headcount, as we did during 2004, adding 33 employees. In the first quarter of 2005, we added 42 employees in connection with our acquisition of BTL, and in connection with the consolidation of our two operating divisions in December 2005, we reduced our workforce by approximately 40 employees. Following the closure of our BTL operations in the first quarter of 2007, we reduced our headcount by 29 employees in the U.K. Our purchase of the video networking software business of Entone in December 2006 resulted in the addition of 43 employees, most of whom are based in Hong Kong. Our ability to manage our business effectively in the future, including any future growth, will require us to train, motivate and manage our employees successfully, to attract and integrate new employees into our overall operations, to retain key employees and to continue to improve our operational, financial and management systems.

We Are Subject To Various Environmental Laws And Regulations That Could Impose Substantial Costs Upon Us And May Adversely Affect Our Business, Operating Results And Financial Condition.

      Some of our operations use substances regulated under various federal, state, local and international laws governing the environment, including those governing the management, disposal and labeling of hazardous substances and wastes and the cleanup of contaminated sites. We could incur costs and fines, third-party property damage or personal injury claims, or could be required to incur substantial investigation or remediation costs, if we were to violate or become liable under environmental laws. The ultimate costs under environmental laws and the timing of these costs are difficult to predict.

     We also face increasing complexity in our product design as we adjust to new and future requirements relating to the presence of certain substances in electronic products and making producers of those products financially responsible for the collection, treatment, recycling, and disposal of certain products. For example, the European Parliament and the Council of the European Union have enacted the Waste Electrical and Electronic Equipment (WEEE) directive, effective August 13, 2005, which regulates the collection, recovery, and recycling of waste from electrical and electronic products, and the Restriction on the Use of Certain Hazardous Substances in Electrical and Electronic Equipment (RoHS) directive, effective July 1, 2006, which bans the use of certain hazardous materials including lead, mercury, cadmium, hexavalent chromium, and polybrominated biphenyls (PBBs), and polybrominated diphenyl ethers (PBDEs) that exceed certain specified levels. For some products, substituting particular components containing regulated hazardous substances is more difficult or costly, and redesign efforts could result in production delays. Selected electronic products that we maintain in inventory may be rendered obsolete if not in compliance with the new environmental laws, and we may have unfulfilled sales orders, which could negatively impact our ability to generate revenue from those products. Legislation similar to RoHS and WEEE has been or may be enacted in other jurisdictions, including in the United States, Japan, and China. Our failure to comply with these laws could result in our being directly or indirectly liable for costs, fines or penalties and third-party claims, and could jeopardize our ability to conduct business in such countries. We also expect that our operations will be affected by other new environmental laws and regulations on an ongoing basis. Although we cannot predict the ultimate impact of any such new laws and regulations, they will likely result in additional costs or decreased revenue, and could require that we redesign or change how we manufacture our products, any of which could have a material adverse effect on our business.

We Are Liable For C-Cube’s Pre-Merger Liabilities, Including Liabilities Resulting From The Spin-Off Of Its Semiconductor Business.

     Under the terms of the merger agreement with C-Cube, Harmonic is generally liable for C-Cube’s pre-merger liabilities. As of March 30, 2007, approximately $6.7 million of pre-merger liabilities remained outstanding and are included in accrued liabilities. We are working with LSI Logic, which acquired C-Cube’s spun-off semiconductor business in June 2001 and assumed its obligations, to develop an approach to settle these obligations, a process which has been underway since the merger in 2000. These liabilities represent estimates of C-Cube’s pre-merger obligations to various authorities in 9 countries. Harmonic paid $2.4 million in January 2007, but is unable to predict when the remaining obligations will be paid. The full amount of the estimated obligations has been classified as a current liability. To the extent that these obligations are finally settled for less than the amounts provided, Harmonic is required, under the terms of the merger agreement, to refund the difference to LSI Logic. Conversely, if the settlements are more than the remaining $6.7 million pre-merger liability, LSI Logic is obligated to reimburse Harmonic.

     The merger agreement stipulates that Harmonic will be indemnified by the spun-off semiconductor business if the cash reserves are not sufficient to satisfy all of C-Cube’s liabilities for periods prior to the merger. If for any reason, the spun-off semiconductor business does not have sufficient cash to pay such liabilities, or if there are additional liabilities due with respect to the non-semiconductor business and Harmonic cannot be indemnified by LSI Logic, Harmonic generally will remain liable, and such liability could have a material adverse effect on our financial condition, results of operations or cash flows.

We May Be Subject To Risks Associated With Acquisitions.

     We have made, continue to consider making and may make investments in complementary companies, products or technologies. For example, on December 8, 2006, we acquired the video networking software business of Entone Technologies, Inc. In connection with this and other acquisition transactions, we could have difficulty assimilating or retaining the acquired companies’ key personnel and operations, integrating the acquired technology or products into ours or complying with internal control requirements of the Sarbanes-Oxley Act as a result of an acquisition.

     We also may face challenges in achieving the strategic objectives, cost savings or other benefits from these acquisitions and difficulties in expanding our management information systems to accommodate the acquired business. For example, we recently closed all operations and product lines related to Broadcast Technology Limited, which we acquired in 2005. Such difficulties could disrupt our ongoing business, distract our management and employees and significantly increase our expenses. Moreover, our operating results may suffer because of acquisition-related expenses, amortization of intangible assets and impairment of acquired goodwill or intangible assets. Furthermore, we may have to incur debt or issue equity securities to pay for any future acquisitions, or to provide for additional working capital requirements, the issuance of which could be dilutive to our existing shareholders. If we are unable to successfully address any of these risks, our business, financial condition or operating results could be harmed.

Our Failure To Adequately Protect Our Proprietary Rights May Adversely Affect Us.

     We currently hold 38 issued U.S. patents and 19 issued foreign patents, and have a number of patent applications pending. Although we attempt to protect our intellectual property rights through patents, trademarks, copyrights, licensing arrangements, maintaining certain technology as trade secrets and other measures, we cannot assure you that any patent, trademark, copyright or other intellectual property rights owned by us will not be invalidated, circumvented or challenged, that such intellectual property rights will provide competitive advantages to us or that any of our pending or future patent applications will be issued with the scope of the claims sought by us, if at all. We cannot assure you that others will not develop technologies that are similar or superior to our technology, duplicate our technology or design around the patents that we own. In addition, effective patent, copyright and trade secret protection may be unavailable or limited in certain foreign countries in which we do business or may do business in the future.

     We believe that patents and patent applications are not currently significant to our business, and investors therefore should not rely on our patent portfolio to give us a competitive advantage over others in our industry. We believe that the future success of our business will depend on our ability to translate the technological expertise and innovation of our personnel into new and enhanced products. We generally enter into confidentiality or license agreements with our employees, consultants, vendors and customers as needed, and generally limit access to and distribution of our proprietary information. Nevertheless, we cannot assure you that the steps taken by us will prevent misappropriation of our technology. In addition, we have taken in the past, and may take in the future, legal action to enforce our patents and other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of resources and could negatively affect our business, operating results, financial position or cash flows.

     In order to successfully develop and market certain of our planned products for digital applications, we may be required to enter into technology development or licensing agreements with third parties. Although many companies are often willing to enter into technology development or licensing agreements, we cannot assure you that such agreements will be negotiated on terms acceptable to us, or at all. The failure to enter into technology development or licensing agreements, when necessary, could limit our ability to develop and market new products and could cause our business to suffer.

We Or Our Customers May Face Intellectual Property Infringement Claims From Third Parties.

     Harmonic’s industry is characterized by the existence of a large number of patents and frequent claims and related litigation regarding patent and other intellectual property rights. In particular, leading companies in the telecommunications industry have extensive patent portfolios. From time to time, third parties, including these leading companies, have asserted and may assert exclusive patent, copyright, trademark and other intellectual property rights against us or our customers. Indeed, a number of third parties, including leading companies, have asserted patent rights to technologies that are important to us.

     On July 3, 2003, Stanford University and Litton Systems filed a complaint in U.S. District Court for the Central District of California alleging that optical fiber amplifiers incorporated into certain of Harmonic’s products infringe U.S. Patent No. 4859016. This patent expired in September 2003. The complaint seeks injunctive relief, royalties and damages. Plaintiffs purport to have served the lawsuit on Harmonic on or about April 2, 2007. At this time, we are unable to determine whether we will be able to settle this litigation on reasonable terms or at all, nor can we predict the impact of an adverse outcome of this litigation if we elect to defend against it. No estimate can be made of the possible range of loss associated with the resolution of this contingency and accordingly, we have not recorded a liability associated with the outcome of a negotiated settlement or an unfavorable verdict in litigation. An unfavorable outcome of this matter could have a material adverse effect on Harmonic’s business, operating results, financial position or cash flows.

     Our suppliers and customers may receive similar claims. We have agreed to indemnify some of our suppliers and customers for alleged patent infringement. The scope of this indemnity varies, but, in some instances, includes indemnification for damages and expenses (including reasonable attorney’s fees).

We Are The Subject Of Securities Class Action Claims And Other Litigation Which, If Adversely Determined, Could Harm Our Business And Operating Results.

     Between June 28 and August 25, 2000, several actions alleging violations of the federal securities laws by Harmonic and certain of its officers and directors (some of whom are no longer with Harmonic) were filed in or removed to the United States District Court (the “District Court”) for the Northern District of California. The actions subsequently were consolidated.

     A consolidated complaint, filed on December 7, 2000, was brought on behalf of a purported class of persons who purchased Harmonic’s publicly traded securities between January 19 and June 26, 2000. The complaint also alleged claims on behalf of a purported subclass of persons who purchased C-Cube Microsystems, Inc., or C-Cube, securities between January 19 and May 3, 2000. In addition to Harmonic and certain of its officers and directors, the complaint also named C-Cube and several of its officers and directors as defendants. The complaint alleged that, by making false or misleading statements regarding Harmonic’s prospects and customers and its acquisition of C-Cube, certain defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”). The complaint also alleged that certain defendants violated section 14(a) of the Exchange Act and sections 11, 12(a)(2), and 15 of the Securities Act of 1933 (the “Securities Act”) by filing a false or misleading registration statement, prospectus, and joint proxy in connection with the C-Cube acquisition.

     On July 3, 2001, the District Court dismissed the consolidated complaint with leave to amend. An amended complaint alleging the same claims against the same defendants was filed on August 13, 2001. Defendants moved to dismiss the amended complaint on September 24, 2001. On November 13, 2002, the District Court issued an opinion granting the motions to dismiss the amended complaint without leave to amend. Judgment for defendants was entered on December 2, 2002. On December 12, 2002, plaintiffs filed a motion to amend the judgment and for leave to file an amended complaint pursuant to Rules 59(e) and 15(a) of the Federal Rules of Civil Procedure. On June 6, 2003, the District Court denied plaintiffs’ motion to amend the judgment and for leave to file an amended complaint. Plaintiffs filed a notice of appeal on July 1, 2003. The appeal was heard by a panel of three judges of the United States Court of Appeals for the Ninth Circuit (the “Ninth Circuit”) on February 17, 2005.

     On November 8, 2005, the Ninth Circuit panel affirmed in part, reversed in part, and remanded for further proceedings the decision of the District Court. The Ninth Circuit affirmed the District Court’s dismissal of the plaintiffs’ fraud claims under Sections 10(b), 14(a), and 20(a) of the Exchange Act with prejudice, finding that the plaintiffs failed to adequately plead their allegations of fraud. The Ninth Circuit reversed the District Court’s dismissal of the plaintiffs’ claims under Sections 11 and 12(a)(2) of the Securities Act, however, finding that those claims did not allege fraud and therefore were subject to only minimal pleading standards. Regarding the secondary liability claim under Section 15 of the Securities Act, the Ninth Circuit reversed the dismissal of that claim against Anthony J. Ley, Harmonic’s Chairman and Chief Executive Officer, and affirmed the dismissal of that claim against Harmonic, while granting leave to amend. The Ninth Circuit remanded the surviving claims to the District Court for further proceedings.

     On November 22, 2005, both the Harmonic defendants and the plaintiffs petitioned the Ninth Circuit for a rehearing of the appeal. On February 16, 2006 the Ninth Circuit denied both petitions. On May 17, 2006 the plaintiffs filed an amended complaint on the issues remanded for further proceedings by the Ninth Circuit, to which the Harmonic defendants responded with a motion to dismiss certain claims and to strike certain allegations. On December 11, 2006, the Court granted the motion to dismiss with respect to the Section 12(a)(2) claim against the individual Harmonic defendants and granted the motion to strike, but denied the motion to dismiss the Section 15 claim. A case management conference was held on January 25, 2007, at which the Court set a trial date in August 2008, with discovery to close in February 2008. The Court also ordered the parties to attend a settlement conference with a magistrate judge or a private mediation before June 30, 2007. A mediation session was held on May 24, 2007.

     A derivative action purporting to be on behalf of Harmonic was filed against its then-current directors in the Superior Court for the County of Santa Clara on September 5, 2000. Harmonic also was named as a nominal defendant. The complaint is based on allegations similar to those found in the securities class action and claims that the defendants breached their fiduciary duties by, among other things, causing Harmonic to violate federal securities laws. The derivative action was removed to the United States District Court for the Northern District of California on September 20, 2000. All deadlines in this action were stayed pending resolution of the motions to dismiss the securities class action. On July 29, 2003, the Court approved the parties’ stipulation to dismiss this derivative action without prejudice and to toll the applicable limitations period pending the Ninth Circuit’s decision in the securities action. Pursuant to the stipulation, defendants have provided plaintiff with a copy of the mandate issued by the Ninth Circuit in the securities action.

     A second derivative action purporting to be on behalf of Harmonic was filed in the Superior Court for the County of Santa Clara on May 15, 2003. It alleges facts similar to those previously alleged in the securities class action and the federal derivative action. The complaint names as defendants former and current Harmonic officers and directors, along with former officers and directors of C-Cube, who were named in the securities class action. The complaint also names Harmonic as a nominal defendant. The complaint alleges claims for abuse of control, gross mismanagement, and waste of corporate assets against the Harmonic defendants, and claims for breach of fiduciary duty, unjust enrichment, and negligent misrepresentation against all defendants. On July 22, 2003, the Court approved the parties’ stipulation to stay the case pending resolution of the appeal in the securities class action. Following the decision of the Ninth Circuit discussed above, on May 9, 2006, defendants filed demurrers to this complaint. The plaintiffs then filed an amended complaint on July 10, 2006, which names only the Harmonic defendants. The defendants filed demurrers to the amended complaint, and a case management conference and hearing are scheduled for August 3, 2007.

     Based on its review of the surviving claims in the securities class actions, Harmonic believes that it has meritorious defenses and intends to defend itself vigorously. There can be no assurance, however, that Harmonic will prevail.

     In addition, in July 3, 2003, Stanford University and Litton Systems filed a complaint in U.S. District Court for the Central District of California alleging that optical fiber amplifiers incorporated into certain of Harmonic’s products infringe U.S. Patent No. 4859016. This patent expired in September 2003. The complaint seeks injunctive relief, royalties and damages. Plaintiffs purport to have served the lawsuit on Harmonic on or about April 2, 2007. At this time, we are unable to determine whether we will be able to settle this litigation on reasonable terms or at all, nor can we predict the impact of an adverse outcome of this litigation if we elect to defend against it.

     No estimate can be made of the possible range of loss associated with the resolution of each of these claims, and, accordingly, Harmonic has not recorded a liability. An unfavorable outcome of any of these litigation matters could have a material adverse effect on Harmonic’s business, operating results, financial position or cash flows.

The Terrorist Attacks Of 2001 And The Ongoing Threat Of Terrorism Have Created Great Uncertainty And May Continue To Harm Our Business.

     Current conditions in the U.S. and global economies are uncertain. The terrorist attacks in the U.S. in 2001 and subsequent terrorist attacks in other parts of the world have created many economic and political uncertainties that have severely impacted the global economy, and have adversely affected our business. For example, following the 2001 terrorist attacks in the U.S., we experienced a further decline in demand for our products after the attacks. The long-term effects of the attacks, the situation in Iraq and the ongoing war on terrorism on our business and on the global economy remain unknown. Moreover, the potential for future terrorist attacks has created additional uncertainty and makes it difficult to estimate the stability and strength of the U.S. and other economies and the impact of economic conditions on our business.

We Rely On A Continuous Power Supply To Conduct Our Operations, And Any Electrical And Natural Gas Crisis Could Disrupt Our Operations And Increase Our Expenses.

     We rely on a continuous power supply for manufacturing and to conduct our business operations. Interruptions in electrical power supplies in California in the early part of 2001 could recur in the future. In addition, the cost of electricity and natural gas has risen significantly. Power outages could disrupt our manufacturing and business operations and those of many of our suppliers, and could cause us to fail to meet production schedules and commitments to customers and other third parties. Any disruption to our operations or those of our suppliers could result in damage to our current and prospective business relationships and could result in lost revenue and additional expenses, thereby harming our business and operating results.

The Markets In Which We, Our Customers And Suppliers Operate Are Subject To The Risk Of Earthquakes And Other Natural Disasters.

     Our headquarters and the majority of our operations are located in California, which is prone to earthquakes, and some of the other locations in which we, our customers and suppliers conduct business are prone to natural disasters. In the event that any of our business centers are affected by any such disasters, we may sustain damage to our operations and properties and suffer significant financial losses. Furthermore, we rely on third party manufacturers for the production of many of our products, and any disruption in the business or operations of such manufacturers could adversely impact our business. In addition, if there is a major earthquake or other natural disaster in any of the locations in which our significant customers are located, we face the risk that our customers may incur losses, or sustained business interruption and/or loss which may materially impair their ability to continue their purchase of products from us. A major earthquake or other natural disaster in the markets in which we, our customers or suppliers operate could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our Stock Price May Be Volatile.

     The market price of our common stock has fluctuated significantly in the past, and is likely to fluctuate in the future. In addition, the securities markets have experienced significant price and volume fluctuations and the market prices of the securities of technology companies have been especially volatile. Investors may be unable to resell their shares of our common stock at or above their purchase price. In the past, companies that have experienced volatility in the market price of their stock have been the object of securities class action litigation.

Some Anti-Takeover Provisions Contained In Our Certificate Of Incorporation, Bylaws And Stockholder Rights Plan, As Well As Provisions Of Delaware Law, Could Impair A Takeover Attempt.

     Harmonic has provisions in its certificate of incorporation and bylaws, each of which could have the effect of rendering more difficult or discouraging an acquisition deemed undesirable by the Harmonic Board of Directors. These include provisions:

■	authorizing blank check preferred stock, which could be issued with voting, liquidation, dividend and other rights superior to Harmonic common stock;

■	limiting the liability of, and providing indemnification to, directors and officers;

■	limiting the ability of Harmonic stockholders to call and bring business before special meetings;

■	requiring advance notice of stockholder proposals for business to be conducted at meetings of Harmonic stockholders and for nominations of candidates for election to the Harmonic Board of Directors;

■	controlling the procedures for conduct and scheduling of Board and stockholder meetings; and

■	providing the board of directors with the express power to postpone previously scheduled annual meetings and to cancel previously scheduled special meetings.

     These provisions, alone or together, could delay hostile takeovers and changes in control or management of Harmonic.

     In addition, Harmonic has adopted a stockholder rights plan. The rights are not intended to prevent a takeover of Harmonic, and we believe these rights will help Harmonic’s negotiations with any potential acquirers. However, if the Board of Directors believes that a particular acquisition is undesirable, the rights may have the effect of rendering more difficult or discouraging that acquisition. The rights would cause substantial dilution to a person or group that attempts to acquire Harmonic on terms or in a manner not approved by the Harmonic Board of Directors, except pursuant to an offer conditioned upon redemption of the rights.

     As a Delaware corporation, Harmonic also is subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation law, which prevents some stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations without approval of the holders of substantially all of our outstanding common stock.

     Any provision of our certificate of incorporation or bylaws, our stockholder rights plan or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for Harmonic stockholders to receive a premium for their shares of Harmonic common stock, and could also affect the price that some investors are willing to pay for Harmonic common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
     This prospectus and the documents incorporated herein by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations and intentions and other statements that are not historical facts which are contained in this prospectus and the documents incorporated herein by reference. Words such as “anticipates,” “expects,” “intends,” “may,” “will,” “should,” “potential,” “continue,” “further,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Therefore, actual results could differ materially from those expressed or forecasted in any such forward-looking statements as a result of certain factors, including those set forth in “Risk Factors,” as well as those noted in similar sections of the documents incorporated herein by reference. In connection with forward-looking statements which appear in these disclosures, investors should carefully review the factors set forth in this prospectus under the section entitled “Risk Factors,” as well as those set forth in similar sections of the documents incorporated herein by reference.
     Although we believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, no assurance can be given that such expectations will be attained or that any deviations will not be material. We disclaim any obligation or undertaking to disseminate any updates or revision to any forward-looking statement contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

USE OF PROCEEDS
     The selling stockholders will receive all of the net proceeds from the sales of the shares of common stock covered by this prospectus. These stockholders will pay all selling commissions, if any, applicable to the sale of the shares of common stock. We will not receive any proceeds from the sale of the shares of common stock.
SELLING STOCKHOLDERS
     We issued the shares of our common stock that we are registering for resale by this prospectus in a private placement transaction in connection with our acquisition of the video networking software business of Entone Technologies, Inc. in December 2006. As part of the purchase price for the acquisition, we issued to the selling stockholders an aggregate of 3,579,715 shares of our common stock. We also agreed to register for resale 3,579,715 shares of our common stock offered by the selling stockholders in this prospectus.
     The following table sets forth the number of shares of our common stock beneficially owned by the selling stockholders as of December 8, 2006, the date of the closing of our acquisition of the video networking software business of Entone, and is based on the selling stockholders’ representations regarding their ownership thereof. The percentage of outstanding shares of common stock beneficially owned before the offering is based on 79,393,914 shares of common stock outstanding as of June 27, 2007. The number and percentage of outstanding shares of common stock beneficially owned after the offering assumes that all of the shares of our common stock being offered by the selling stockholders are sold and assumes that no additional shares of our common stock are purchased by the selling stockholders prior to the completion of this offering.
     Except as indicated in this section, we are not aware of any material relationship between us and the selling stockholders within the past three years, other than as a result of the selling stockholders’ beneficial ownership of our common stock or as a result of their employment with us as of the date of the acquisition of the video networking software business of Entone.
     Information about the selling stockholders may change from time to time. Any changed information will be set forth in prospectus supplements or post-effective amendments, if required by applicable law.
     For information on the procedure for sales by selling stockholders, see “Plan of Distribution” on page 26.

			Number of
			shares of
			Harmonic
	Shares of Harmonic common		common	Shares of Harmonic common
	stock owned prior to the offering		stock being	stock owned after the offering
Name of selling stockholder	Number	Percent	offered	Number	Percent
Menlo Ventures IX, L.P.	1,330,849	1.7%	1,330,849	—	—
Menlo Entrepreneurs Fund IX, L.P.	43,918	*	43,918	—	—
Menlo Entrepreneurs Fund IX(A), L.P.	5,323	*	5,323	—	—
MMEF IX, L.P.	23,955	*	23,955	—	—
BAVP, LP	702,023	*	702,023	—	—
Palomar Ventures II, LP	702,023	*	702,023	—	—
Tandberg Television ASA	186,122	*	186,122	—	—
TechPacific.com Investments Limited	14,119	*	14,119	—	—
The Applied Research Council	1,426	*	1,426	—	—
Arcadia Ventures LLC	150,754	*	150,754	—	—
High Surf Finance Limited	136,923	*	136,923	—	—
Tim Warren	121,612	*	121,612	—	—
Duane Zitzner	7,065	*	7,065	—	—
Frank Brown	4,558	*	4,558	—	—
CLEF, LP	1,709	*	1,709	—	—

* Percentage of shares owned is less than one percent of total outstanding shares of common stock.

			Number of
			shares of
			Harmonic
	Shares of Harmonic common		common	Shares of Harmonic common
	stock owned prior to the offering		stock being	stock owned after the offering
Name of selling stockholder	Number	Percent	offered	Number	Percent
David Large and Sally J Large, JTWROS	1,543	*	1,543	—	—
Paul Gemme	1,543	*	1,543	—	—
Michael Adams and Shelagh Adams, JTWROS	1,424	*	1,424	—	—
Mark Stalica and Lisa Stalica, JTWROS	19,364	*	19,364	—	—
Jeff Tyre	2,160	*	2,160	—	—
Coralie Dossenbach	472	*	472	—	—
Sarah Hackforth	1,245	*	1,245	—	—
Connie Liu	416	*	416	—	—
Jacqueline Nguyen	138	*	138	—	—
Steve McKay	37,606	*	37,606	—	—
Man Kwong Tang	38,884	*	38,884	—	—
Ka Chun Lo	8,902	*	8,902	—	—
Liang Fa Tai	282	*	282	—	—
Ian Jefferson	13,295	*	13,295	—	—
Kirk Ariate	1,194	*	1,194	—	—
Bill Hughes	1,053	*	1,053	—	—
Yan Tung Tse	977	*	977	—	—
Hong Xin Qi	759	*	759	—	—
Kuen Rodinfair Lam	2,166	*	2,166	—	—
Van T. Nguyen	2,160	*	2,160	—	—
Gary Spicer	4,558	*	4,558	—	—
Sze Man Leung	401	*	401	—	—
Lai Ming Ling	193	*	193	—	—
Ho Yin Lai	944	*	944	—	—
Ka Fai Cheung	368	*	368	—	—
Allen Bullock	583	*	583	—	—
Chung Ming Yuen	1,287	*	1,287	—	—
Hon Ming Hui	334	*	334	—	—
Yun Wah Chan	323	*	323	—	—
Kai Lung Wang	323	*	323	—	—
Tak Song Chong	323	*	323	—	—
Kwok Ho Pun	312	*	312	—	—
Suk Fun Lee	749	*	749	—	—
Ted Callahan	444	*	444	—	—
Ta Kao	611	*	611	—	—

*   Percentage of shares owned is less than one percent of total outstanding shares of common stock.

PLAN OF DISTRIBUTION
     The selling stockholders and their successors, including their pledgees, donees or other transferees, may offer and sell shares of the common stock covered by this prospectus from time to time directly or, alternatively, through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions, or commissions from the selling stockholders and/or the purchasers of these shares. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices.
     The shares of common stock may be sold in privately negotiated transactions or on any national securities exchange or U.S. inter-dealer quotation system of a registered national securities association on which the common stock may be listed or quoted at the time of sale, in the over-the-counter market, or otherwise. The methods by which such sales may be effected (which may involve crosses or block transactions) include:
▪	a block trade in which the broker or dealer so engaged will attempt to sell the shares of common stock as an agent but may position and resell a portion of the block as a principal to facilitate the transaction;

▪	purchases by a broker or dealer as a principal and resale by that broker or dealer for its account;

▪	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

▪	any combination of any of the above; and

▪	any other method permitted pursuant to applicable law.
     In addition, any shares of common stock covered by this prospectus that qualify for sale under Rules 144 and 145 of the Securities Act may be sold under Rules 144 and 145 rather than under this prospectus. The selling stockholders are not required to sell any shares of common stock covered by this prospectus and may transfer or gift these shares of common stock by other means not described in this prospectus.
     Brokers or dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in selling shares. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated.
     The selling stockholders and any participating broker-dealers may be deemed to be “underwriters” within the meaning of the Securities Act in connection with sales of shares of common stock covered by this prospectus. Any commission, discount or concession received by a broker or dealer and any profit on the resale of shares of common stock sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. Because the selling stockholders may be deemed to be underwriters within the meaning of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. The selling stockholders and any other person participating in the distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, including without limitation, Regulation M.
     Harmonic has agreed with the selling stockholders to use its commercially reasonable best efforts to keep the registration statement of which this prospectus is a part effective until the earlier of:
▪	December 8, 2007; and
▪	such time as all shares of common stock described in this prospectus have been sold.
     The expenses of registering the shares under the Securities Act, including registration and filing fees, printing expenses, administrative expenses and Harmonic’s legal fees, are being paid by Harmonic. The selling stockholders will bear all discounts, commissions or other amounts payable to underwriters, brokers, dealers or agents.
     The selling stockholders may agree to indemnify any agent, broker, dealer or underwriter that participates in transactions involving sales of shares against liabilities, including liabilities arising under the Securities Act.
     To the extent required, the shares of common stock to be sold, the purchase price of a sale, the names of any agent, broker, dealer, or underwriter or arrangements relating to any such entity or applicable commissions with respect to a particular offer or sale will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

LEGAL MATTERS
     Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California, will pass upon the validity of the shares of common stock offered by this prospectus.
EXPERTS
     The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K of Harmonic Inc. for the year ended December 31, 2006 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
     The consolidated financial statements of Entone Technologies, Inc. and subsidiaries incorporated in this prospectus by reference to the Current Report on Form 8-K/A filed on February 22, 2007 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated by reference herein, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
     We have elected to “incorporate by reference” certain information into this prospectus. By incorporating by reference, we can disclose important information to you by referring you to another document we have filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for information incorporated by reference that is superseded by information contained in this prospectus, any applicable prospectus supplement or any document we subsequently file with the SEC that is incorporated or deemed to be incorporated by reference in this prospectus. Likewise, any statement in this prospectus or any document which is incorporated or deemed to be incorporated by reference herein will be deemed to have been modified or superseded to the extent that any statement contained in any applicable prospectus supplement or any document that we subsequently file with the SEC that is incorporated or deemed to be incorporated by reference herein modifies or supersedes that statement. We incorporate by reference the following documents that we have previously filed with the SEC (other than information in such documents that is deemed not to be filed):

•	Annual Report on Form 10-K filed with the SEC on March 15, 2007;

•	Current Report on Form 8-K filed with the SEC on February 5, 2007;

•	Current Report on Form 8-K/A filed with the SEC on February 22, 2007;

•	Current Report on Form 8-K filed with the SEC on March 27, 2007;

•	Current Report on Form 8-K filed with the SEC on April 25, 2007;

•	Proxy Statement on Schedule 14A filed with the SEC on April 30, 2007;

•	Quarterly Report on Form 10-Q filed with the SEC on May 10, 2007;

•	Current Report on Form 8-K filed with the SEC on June 27, 2007; and

•	The description of our common stock contained in our registration statement on Form 8-A, filed with the Commission on April 6, 1995 under section 12(g) of the Exchange Act, including any amendment or report filed for the purpose of updating such description.
     We also are incorporating by reference all future documents that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of the offering of the securities made hereby (other than information in such documents that is deemed not to be filed). In addition, all filings that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this amendment to the registration statement and prior to the effectiveness of the registration statement shall be deemed to be incorporated by reference herein (other than information in such documents that is deemed not to be filed).
     You should rely only on the information contained in this prospectus or on information to which we have referred you. We have not authorized anyone else to provide you with any information.
     We will provide to each person who so requests, including any beneficial owner to whom a prospectus is delivered, a copy of these filings. You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Harmonic Inc.
549 Baltic Way
Sunnyvale, CA 94089
Telephone: (408) 542-2500
Attention: Investor Relations
     We are not making an offer of these securities in any state where the offer is not permitted. You should not assume the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.
     We have filed a registration statement under the Securities Act of 1933 with respect to the securities we propose to issue under this prospectus. This prospectus does not contain all the information set forth in the registration statement because certain parts of the registration statement are omitted as provided by the rules and regulations of the SEC. You may obtain a copy of the registration statement at the sources and locations identified above.
WHERE YOU CAN FIND MORE INFORMATION
     We file reports, proxy statements, and other information with the Securities and Exchange Commission, or SEC. Copies of our reports, proxy statements, and other information may be inspected at the public reference facilities maintained by the SEC:
Public Reference Room
100 F Street, NE
Washington D.C. 20549
     Copies of these materials may be obtained by mail at prescribed rates from the public reference section of the SEC at the addresses indicated above or by calling the SEC at 1-800-SEC-0330. Our reports, proxy statements and other information filed with the SEC are also available to the public over the Internet at the Commission’s world wide web site at http://www.sec.gov.

3,579,715 Shares
Harmonic Inc.
COMMON STOCK

PROSPECTUS

June 29, 2007